FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation (“Bema” or the “Company”)
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

December 20, 2004

Item 3:	News Release

The News Release was disseminated on December 20, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) announced that it intends to make an offer to all Arizona Star Resource Corp. (“Arizona Star”) shareholders to exchange each Arizona Star share held for 1.85 shares of Bema. All dollar amounts are in U.S. dollars unless otherwise indicated.

Item 5:	Full Description of Material Change

Bema announced that it intends to make an offer to all Arizona Star shareholders to acquire their Arizona Star shares on the basis of exchanging each Arizona Star share for 1.85 shares of Bema. The offer values Arizona Star at CDN$7.01 per common share based on the December 20, 2004 closing prices and represents a premium of 33% based on the 20 day moving average share prices for both companies. Bema currently owns 5% of the common shares of Arizona Star. Bema owns 24% and Arizona Star owns 25% of the Cerro Casale project located in Chile. Placer Dome Inc. (“Placer Dome”) is the operator and owns the remaining 51% of the project.

The takeover bid will not be subject to a minimum tender condition but other conditions will apply. Bema intends to mail a takeover bid offer and circular to Arizona Star shareholders in January, 2005 with an expiry date 35 days thereafter. Bema’s offer will only be made by way of its formal offer and take over bid circular and will be subject to the detailed terms and conditions thereof.

Bema considers that accepting its offer, when made, will provide the following benefits to the shareholders of Arizona Star:

•	A substantial premium to the pre-announcement share price of Arizona Star;
•	Continued exposure to the advancement of the Cerro Casale deposit;
•	Superior share trading liquidity;
•	A strong production growth profile within the gold mining sector;
•	Proven management with a long history of dealing with Placer Dome and the Cerro Casale project;
•	Common goal of working with Placer Dome to advance the Cerro Casale deposit to production; and
•	Proven ability to raise the capital required to participate pro rata with Placer Dome in the development of Cerro Casale.

Bema also expects to achieve several major milestones over the next 12 months including:

•	The recommencement of production at the Refugio Mine;
•	The scheduled completion of a new resource calculation, feasibility study and production financing for the Kupol project;
•	Further exploration drilling at Kupol; and
•	A decision from Placer Dome to either finance or return their interest in the Cerro Casale project.

The shareholders of Bema will benefit from increased ownership in Arizona Star as follows:

•	Increased ownership of one of the world’s largest undeveloped gold/copper assets located in Chile;
•	A larger gold resource/reserve base; each 10% increase in the ownership of Arizona Star is equal to approximately 600,000 ounces*; and
•	An increase in projected gold production of long term, low cost ounces.

* Cerro Casale resources will convert to reserves if Placer Dome makes a production decision.

Cerro Casale is one of the world’s largest undeveloped gold and copper projects. A feasibility study completed by Placer Dome Technical Services Limited in January 2000, and updated in March, 2004, outlined estimated measured and indicated mineral resources of approximately 25.4 million ounces of gold and 6.4 billion pounds of copper. Based on the updated feasibility study’s capital and operating cost estimates as of March 2004 and the Chilean tax regime as of that date, and assuming a gold price of $400 per ounce and a copper price of $1.10 per pound, the project is projected to produce approximately 975,000 ounces of gold annually at cash operating costs of $71 per ounce (net of copper credits) and total costs of $186 per ounce (net of copper credits) for 18 years. The total projected capital cost from the updated study is estimate at $1.65 billion. Placer Dome is required to arrange up to $1.3 billion in project financing in order to retain their 51% interest in the project. The partners are required to participate pro rata on funding capital costs above $1.3 billion. It estimated that Arizona Star’s share of these costs would be approximately $100 million.

Placer Dome has issued a certificate (Certificate B) under the Cerro Casale shareholders' agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders' agreement. Subject to the terms of the shareholders' agreement, Placer Dome has approximately 12 months to arrange such financing. Placer Dome is also advancing discussions on key commercial contracts and long-term marketing off-take arrangements. If Placer Dome elects not to proceed with the project and it is still deemed financeable under the terms of the shareholders agreement, Placer Dome will relinquish its interest in Cerro Casale.

Item 6:	Omitted Information

Not applicable

Item 7:	Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice President of Administration, Secretary and General Counsel
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 8:	Date of Report

DATED at Vancouver, British Columbia, this 30th day of December, 2004.